UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rani Therapeutics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

753018 100

(CUSIP Number)

Isidoro Alfonso Quiroga Cortés

Aequanimitas Limited Partnership

Avenida Presidente Riesco 5711

Oficina 1603,

Las Condes, Santiago, Chile

+56 22 798-9600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aequanimitas Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 8,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)          The percentage calculation is based on 25,880,064 shares of Class A Common Stock of the Issuer issued and outstanding as of November 3, 2023, as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2023.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isidoro Alfonso Quiroga Cortés
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 8,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(2)          The percentage calculation is based on 25,880,064 shares of Class A Common Stock of the Issuer issued and outstanding as of November 3, 2023, as reported by the Issuer on its Form 10-Q filed with the SEC on November 8, 2023.

This Amendment No. 1 (“Amendment No. 1”), supplements and amends the Statement on Schedule 13D filed on February 1, 2022 (the “Prior 13D Filing”), relating to the beneficial ownership of certain shares Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Rani Therapeutics Holdings, Inc. (the “Issuer”), a Delaware corporation. . Information reported in the Prior 13D Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Prior 13D Filing. Responses to each item of this Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Issuer’s Class A Common Stock. The principal executive offices of the Issuer are located at 2051 Ringwood Avenue, San Jose, California 95131.

Item 2.	Identity and Background.

(a)	This Amendment No. 1 is being jointly filed by Aequanimitas Limited Partnership (“Aequanimitas”) and Isidoro Alfonso Quiroga Cortés (“Quiroga Cortés, and together with Aequanimitas, collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Quiroga Cortés directly owns 100% of the issued and outstanding interest of Aequanimitas Management LLC (the “General Partner”). The General Partner directly controls Aequanimitas as its general partner with the power to manage Aequanimitas. Quiroga Cortés is the sole limited partner of Aequanimitas.

(b)	The principal business address of Aequanimitas and the General Partner is Avenida Presidente Riesco 5711 oficina 1603, Las Condes, Santiago, Chile. The residential address of Quiroga Cortés is Leonel Aguirre 1830, apartment 101, Montevideo, Uruguay.

(c)	The present principal business of Aequanimitas is acting as an investment vehicle to organize its limited partner’s, Quiroga Cortés’, investments in the United States. The present principal business of the General Partner is managing Quiroga Cortés’ investments in the United States as the general partner of Aequanimitas. The principal occupation of Quiroga Cortés is a businessman investing in several different companies.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the General Partner, or the executive officers, mangers, directors or partners of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the General Partner, or the executive officers, mangers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Aequanimitas is a limited partnership organized under the laws of Ontario, Canada. The General Partner is a limited liability company organized under the laws of the State of Delaware. Quiroga Cortés is an individual resident of Uruguay.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the Prior 13D Filing, Aequanimitas purchased an aggregate of 69,080 shares of Class A Common Stock for an aggregate purchase price of approximately $0.4 million in multiple open-market purchases during October 2022, November 2022, and December 2022, in each case as previously reported on a Form 4 filed with the SEC.

The funds used by Aequanimitas to purchase the Class A Common Stock were obtained from its working capital.

Since the Prior 13D Filing and following the purchases disclosed above, on November 24, 2023, Aequanimitas sold an aggregate of 5,265,165 shares of Class A Common Stock, which represented 99.9% of the shares of Class A Common Stock held by Aequanimitas, for an aggregate purchase price of approximately $10.6 million in a single private secondary sale transaction, which was priced at the prevailing market price.

Item 4.	Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	Aequanimitas directly holds an aggregate of 0 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote.

Quiroga Cortés indirectly holds an aggregate of 0 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote.

Quiroga Cortés, through the General Partner, indirectly controls Aequanimitas, which has sole voting power and sole dispositive power with respect to 0 shares of Class A Common Stock of the Issuer held directly by it. Aequanimitas is controlled by its general partner, the General Partner, which is wholly owned by Quiroga Cortés.

The shares of Class A Common Stock owned by the Reporting Persons as a percentage of the outstanding shares of Class A Common Stock of the Issuer presented in this Amendment No. 1 is based upon 25,880,064 shares of Class A Common Stock issued and outstanding as of November 3, 2023, as reported by the Issuer on its Form 10-Q filed with the SEC on November 8, 2023.

(c)	On November 24, 2023, Aequanimitas sold 5,265,165 shares of Class A Common Stock of the Issuer for a purchase price of $2.01 per share in connection with a single private secondary sale at the prevailing market price. The information set forth in Item 3 and Item 4 of this Amendment No. 1 is incorporated by reference herein.

(d)	Not applicable.

(e)	On November 24, 2023, Aequanimitas ceased to be a beneficial owner of more than five percent of the issued and outstanding Class A Common Stock of the Issuer. Consequently, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated December 8, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

Aequanimitas Limited Partnership

By:	/s/ Isidoro Quiroga Cortés
Name: Isidoro Quiroga Cortés
Title: Authorized Signatory

Isidoro Quiroga Cortés

By:	/s/ Isidoro Quiroga Cortés